  Loto Inc.
Suite 460, 20 Toronto Street
Toronto, Ontario, Canada M5C 2B8

Via Edgar Private Correspondence Filing

August 4, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. Mark P. Shuman
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Loto Inc. (the “Company”) Letter from the Commission Dated August 3, 2009 (the “Comment Letter”) File No. 333-159858

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter addressing the Company’s Amendment No. 1 to the Registration Statement on Form S-1/A filed with the Commission on July 21, 2009 (“Amendment No. 1”).  The Company herewith files Amendment No. 2 on Form S-1/A (referred to herein as “Amendment No. 2”) in response to the Comment Letter.  Amendment No. 2 filed with the Commission shows cumulative blacklined changes from Amendment No. 1.

In addition to Amendment No. 2, the Company herewith responds to the Commission's comments as follows.  In each case, the number of the Commission’s comment contained in the Comment Letter is set forth below, followed by the Company’s response.  The location of information responsive to the Commission’s comments in documents and forms which are ancillary to this letter are identified in square brackets at the end of each respective comment item.

General

1.	The Company has taken note of the Commission’s comment and has included the acknowledgements herein.

Business, page 22

Current Status of our Business, page 23

2.
Upon further assessment and analysis of the Company’s prospective revenue generation expectations, the Company still expects that the sales cycle with each prospective lottery operator will take between six and eighteen months, covering the period from initiation of the sales solicitation through technical demonstrations, testing, negotiations and closing of contracts for mobile lottery operations.  As disclosed, the Company has already commenced its initial sales and marketing program and the Company has had early stage meetings with some lottery operators in Canada and is actively pursuing other opportunities in Canada and elsewhere.  If the Company is successful in simultaneously completing the development of our software and closing initial contracts with lottery operators, the minimum time in which the Company believes that it could commence generating revenues would be eight months from the date of this prospectus.  The Company has clarified and conformed Amendment No. 2 accordingly [See Current State of our Business, page 26].

U.S. Securities & Exchange Commission	Loto Inc.
Correspondence: Division of Corporation Finance	August 4, 2009

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 30

Liquidity and Capital Resources, page 31

3.
To provide clarity and certainty in respect of the shareholder financing commitments, the two company shareholders who have made the standby financing commitment to the Company have entered into a written agreement with the Company dated as of August 3, 2009.  A copy of the standby financing commitment agreement is filed as an Exhibit to the Registration Statement.  A description of the material terms of the standby financing commitment has been added to the Registration Statement in the Risk Factors [page 4] and the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Conditions and Results of Operations [page 34].

Management and Certain Security Holders, page 35

Founders, Promoters, and Control Persons, page 36

4.
The Company has taken note of the Commission’s comment and has conformed Amendment No. 2 accordingly [See Founders, Promoters and Control Persons, page 39 and Transactions with Related Persons, Promoters and Certain Control Persons, page 42].

Exhibits 23.1 and 23.3

5.
The Company has taken note of the Commission’s comment and has conformed Amendment No. 2 accordingly.  Please take note that Exhibit 23.1 to Amendment No. 1 was filed with Amendment No. 1 because it had been unintentionally omitted by the EDGAR filing agent from the original Registration Statement filed with the Commission on June 10, 2009.  Exhibit 23.1 to Amendment No. 2 is the most current signed and dated consent from the Company’s independent registered public accounting firm [See Exhibit 23.1].

The Company hereby acknowledges the following:

2

U.S. Securities & Exchange Commission	Loto Inc.
Correspondence: Division of Corporation Finance	August 4, 2009

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Stephen F. Knight
Stephen F. Knight
President, Chief Executive Officer and Chief Financial Officer

cc:	Travis L. Gering, Esq. Wuersch & Gering LLP 100 Wall Street – 21st Floor, New York, NY 10005 Direct Dial: (212) 509-4723 Fax: (610) 819-9104